Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 18, 2009
Item 3	News Release The news release dated June 18, 2009 was disseminated through Marketwire’s Canadian and US Investment and UK Media and Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported an updated resource estimate for the wholly-owned Diablillos Project located in the Province of Salta in northern Argentina.  The Project is 275 kilometers (171 miles) south of Silver Standard’s Pirquitas Mine in the Province of Jujuy.  The resource estimate follows recent diamond drilling completed by Silver Standard which was successful in converting a significant portion of the previously reported inferred resources into the indicated category.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated June 18, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 18th day of June, 2009

June 18, 2009	News Release 09-17

UPDATED RESOURCE ESTIMATE FOR DIABLILLOS SILVER-GOLD PROJECT

Vancouver, B.C. – Silver Standard Resources Inc. (nasdaq: ssri, tsx: sso) reports an updated resource estimate for the wholly-owned Diablillos Project located in the Province of Salta in northern Argentina.  The Project is 275 kilometers (171 miles) south of Silver Standard’s Pirquitas Mine in the Province of Jujuy.  The resource estimate follows recent diamond drilling completed by Silver Standard which was successful in converting a significant portion of the previously reported inferred resources into the indicated category.

The following block model resource estimate is for the Oculto Zone, one of 11 mineralized zones identified on the property.  This resource estimate was completed by Dr. Gilles Arseneau, P. Geo., Chief Geologist, of Wardrop, A Tetra Tech Company in Vancouver, B.C.  Dr. Arseneau is an ‘independent qualified person’ for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and has verified the Diablillos data disclosed in this release.

The resource estimate was based on 54,954 assays from 301 holes drilled on the Oculto Zone. Mineral resources were estimated, using Gems Software version 6.2, into 10 x 10 x 5 m blocks within grade shells representing >0.5 g/t gold and >40 g/t silver, using ordinary kriging and 1.5 m composited drill data.  Blocks outside of the grade shells were also estimated using ordinary kriging.  Blocks within the >0.5 g/t Au and >40 g/t Ag grade shells were classified as Indicated and those outside of the grade shells as Inferred.

Diablillos Project - Oculto Zone Resource Summary – June 2009 (1)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained Ounces(1)
				Gold (in oz.)	Silver (in millions of oz.)
Indicated	21.6	0.922	111	640,000	77.1
Inferred	7.2	0.807	27	187,000	6.3
 (1) The cut-off grade is based on US$10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold (US$700/oz, 65%); and silver (US$11.00, 40%).

Based on a locked-cycle metallurgical program using conventional milling, preliminary precious metal recoveries averaged 86.9% for gold and 87.0% for silver.  The heap leaching characteristics of the mineralization were also tested on a number of composites.  Recoveries from column tests using a ¾ inch crush averaged 65.2% for gold and 43.5% for silver.  A pre-feasibility study will be undertaken that will explore various combinations of milling and heap leaching alternatives for this significant silver-gold resource.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Diablillos Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as seeking growth through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.